Exhibit 99.1

MY Announces Preliminary Results for First Quarter of 2012

Also Schedules First Quarter of 2012 Financial Results on June 1, 2012

- Earnings Conference Call and Webcast to be Held on June 1, 2012

at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China)

ZHONGSHAN, China, May 25, 2012 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its preliminary unaudited financial results for the first quarter ended March 31, 2012.

Preliminary First Quarter of 2012 Selected Unaudited Financial Results

The Company’s financial statements for the first quarter of 2012 have not been finalized and are subject to completion of its normal period-end closing procedures. Therefore, the preliminary selected unaudited financial data set forth below may be subject to adjustment and the actual results could differ materially from the preliminary results provided below.

Revenue for the first quarter of 2012 is expected to be between RMB400.0 million (US$63.5 million) and RMB410.0 million (US$65.1 million), a decline of approximately 70% year-over-year due to delays in the installation and commission of its wind turbine generators on a number of wind farm projects, caused in part by adverse weather conditions, and a slowdown of overall market demand in China. Gross margin in the first quarter of 2012 is expected to be approximately 10%.

As a result, the Company expects to incur a total comprehensive loss for the first quarter of 2012 between RMB110.0 million (US$17.5 million) and RMB120.0 million (US$19.1 million).

The Company is continuing to review its first quarter results and plans to announce its unaudited financial results for the first quarter of 2012 on June 1, 2012. The earnings press release will be available on the Investor Relations page of the Company’s website at http://ir.mywind.com.cn.

Following the earnings release announcement, Ming Yang’s senior management will host a conference call on Friday, June 1, 2012 at 8:00 am (Eastern Time)/ 5:00 am (Pacific Time)/ 8:00 pm (Beijing Time) to discuss its results and recent business activities.

To access the conference call, please dial:

United States:	+1-866-519-4004
International (toll):	+65-6723-9381
China, domestic mobile:	400-620-8038
China, domestic:	800-819-0121
Hong Kong:	800-930-346

Please ask to be connected to 1Q 2012 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following passcode: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-866-214-5335
International (toll):	+61-2-8235-5000
China:	400-692-0026
Hong Kong:	800-901-596
Passcode:	8312-7277

The replay will be archived for seven days following the earnings announcement until June 7, 2012.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbines manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

T: +86-760-2813-8898

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

T: +852-2530-0228

Email: mingyang@fleishman.com

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